October 16, 2015
Via EDGAR

Ms. Jeanne Baker
Ms. Nudrat Salik
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Orion Engineered Carbons S.A. (the “Company”)
Form 20-F for the Year Ended December 31, 2014
Filed March 6, 2015
Form 6-K
Furnished August 7, 2015
File No. 1-36563

Dear Mmes.:
Thank you for speaking with my colleagues and me on October 8, 2015. This letter supplements our prior letters to the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated August 31, 2015 and September 21, 2015, regarding the disclosure about the Company’s ongoing discussions with the U.S. Environmental Protection Agency (“EPA”), which appears in the Company’s annual report on Form 20-F and report on Form 6-K referenced above.

The Company’s discussions with the EPA, including the “offers” and “counteroffers” referred to in the Company’s disclosure referenced above, differ from typical settlement discussions in which the parties are negotiating over specific monetary amounts to be paid. Rather, these discussions with the EPA have been about the possible air pollution control technology and other measures that might have to be installed and operated to settle the EPA action, were the Company to decide to do so (as opposed to declining to settle, which would likely lead to enforcement litigation by the EPA). The focus of the “offers” and “counteroffers” has been on the pollution controls the EPA would demand (in particular, the levels of Sulfur Oxides (“SOX”) and Nitrogen Oxides (“NOX”) emission reductions) at certain of the Company’s U.S. facilities and the technological solutions necessary and available to reach those objectives at each of these individual sites. Although a settlement, if one were to be reached, will likely include penalties and money spent on mitigation projects, the Company’s discussions with the EPA to date have focused on the prospective pollution controls.

Each of the possible settlement proposals discussed with the EPA involves multiple components that need to be carefully analyzed and negotiated, including: (a) the SOX and NOX removal levels to be achieved at each of the relevant U.S. facilities; (b) the particular facilities where the pollution controls would be installed, as different locations have varying equipment design and configuration and are subject to differing technical challenges and state or local regulatory requirements (including those related to the disposal of solid waste or effluent); (c) the technology to be used to achieve the emission reductions (including the by-products of such technology and the environmental impact of those by-products); and

Securities and Exchange Commission
October 16, 2015                                                -2-

(d) the time period required for implementation. Each component can vary significantly and in turn can affect the other components. The impact of these variables, individually and in various combinations, on effectiveness, timing and other regulatory requirements, as well as cost, is substantial and needs to be analyzed, and the optimal combinations for each site need to be identified, in order for the potential resulting costs to be quantified. For example, different potential technologies have varying performance track records, under conditions that may differ from those at the Company’s sites, as well as different installation costs and ongoing operation costs. Consequently, the costs of the various proposed approaches outlined in the “offers” and “counteroffers” to date remain highly uncertain and, until the optimal component combinations and their regulatory impacts come into clearer focus through further analysis and discussions, it is not possible for the Company to estimate the costs associated with a possible settlement with the EPA, were one to be reached.

The Company’s management is mindful of the IFRS requirement to provide an estimate of the possible financial impact of this matter on the Company as soon as the possible elements of a settlement have sufficiently “crystallized” to make such an estimate practicable. Accordingly, the Company will continue to review its disclosure about the discussions with the EPA in light of this requirement, with a view to including a cost estimate in future filings when that becomes practicable.

* * *
The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Comments of the Staff or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or under the federal securities laws of the United States.

If you would like to discuss any aspect of this letter, please contact me at charles.herlinger@orioncarbons.com or David B. Harms of Sullivan & Cromwell LLP at (212) 558-3882 or harmsd@sullcrom.com.

Very truly yours,

/s/ Charles Herlinger
Charles Herlinger
Chief Financial Officer

cc:	Terence O’Brien
(Securities and Exchange Commission)

Jack Clem
(Orion Engineered Carbons S.A.)

David B. Harms
(Sullivan & Cromwell LLP)